LightInTheBox Holding Co., Ltd.

September 28, 2023

VIA EDGAR

Ms. Jennifer Gowetski

Mr. Andrew Mew

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4631

Washington, DC 20549

Re:	LightInTheBox Holding Co., Ltd.
Form 20-F for Fiscal Year Ended December 31, 2022
File No. 001- 35942

Dear Ms. Gowetski and Mr. Mew:

LightInTheBox Holding Co., Ltd. (the “Company”, “we”, “us” or “our”) hereby transmits its response to the letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission, dated September 19, 2023, regarding its annual report on Form F-20 (the “Form 20-F”) filed on March 31, 2023. For ease of reference, we have repeated the Staff’s comments in bold in this response letter.

Form 20-F for Fiscal Year Ended December 31, 2022

Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 83

1.

We note that during your fiscal year 2022 you were identified by the Commission pursuant to Section 104(i)(2)(A) of the Sarbanes-Oxley Act of 2002 (15 U.S.C. 7214(i)(2)(A)) as having retained, for the preparation of the audit report on your financial statements included in the Form 20-F, a registered public accounting firm that has a branch or office that is located in a foreign jurisdiction and that the Public Company Accounting Oversight Board had determined it is unable to inspect or investigate completely because of a position taken by an authority in the foreign jurisdiction. Please provide the documentation required by Item 16I(a) of Form 20-F or tell us why you are not required to do so. Additionally, please amend your Form 20-F to provide the disclosures required under Item 16I(b) of Form 20-F. Refer to the Staff Statement on the Holding Foreign Companies Accountable Act and the Consolidated Appropriations Act, 2023, available on our website at https://www.sec.gov/corpfin/announcement/statementhfcaa-040623.

Response: The Company plans to file an amendment to its Form 20-F for fiscal year ended December 31, 2022 in response to the Staff’s comment, a copy of which is attached herein as Exhibit A. The Company will file the attached Form 20-F/A once the Staff confirms there is no additional comment.

In addition, to further facilitate the Staff’s review, the Company respectfully submits to the Staff that, in making the disclosure required under paragraph (b)(2) and (b)(3) of Item 16I, the Company has gone through the below analysis on top of the detailed analysis made in the Supplemental Submission Pursuant to Item 16I(a) of Form 20-F to be filed in the Form 20-F/A as Exhibit 16.2.

As analyzed detailly in the Supplemental Submission Pursuant to Item 16I(a) of Form 20-F, as of March 31, 2023, the Company was not owned or controlled by any governmental entity in any jurisdiction. The Company’s consolidated foreign operating entities are incorporated the Cayman Islands, the Netherlands, the United States, Singapore, Hong Kong and mainland China, and are wholly owned by the Company. Therefore, the governmental entities in the Cayman Islands, the Netherlands, the United States, Singapore, Hong Kong and mainland China do not owned or controlled the Company’s consolidated foreign operating entities.

Further, based on the Company’s register of members as of March 29, 2023, the Company had 226,670,037 ordinary shares outstanding. Approximately 51.58% of the Company’s outstanding ordinary shares were held by The Bank of New York Mellon, the depositary of the Company’s ADS program, on behalf of the ADS holders. Mr. Jian He, Mr. Zhentao Wang, Zall Entities and IDG Entities are our major shareholders who owned more than 5% of the Company’s outstanding shares as of March 31, 2023. These major shareholders are several institutional investors and individuals, who are not affiliated with any government entities. For the ADS holders, other than our directors, officers, employees and shareholders that have made beneficial ownership schedule filings, the Company cannot obtain all the identity information of each of them, but could only rely on the beneficial ownership schedules filed by them. Based on the examination of such public filings, none of the ADS holders who own more than 5% of the Company’s outstanding ordinary shares is a governmental entity in the Cayman Islands, the Netherlands, the United States, Singapore, Hong Kong and mainland China. As such and based on the analysis above, the Company believes that no governmental entity in the Cayman Islands, the Netherlands, the United States, Singapore, Hong Kong and mainland China owns any shares of the Company or its consolidated foreign operating entities.

The Company also respectfully submits to the Staff that it did not rely upon any legal opinions or third party certifications such as affidavits as the basis of its proposed submission.

*    *     *

The Company acknowledges that the Company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

We thank the Staff for its review of the foregoing. If you have any questions, please do not hesitate to contact our U.S. legal counsel, Yu Wang, at (+852) 3443 1150. If you have any further comments, we would appreciate it if you would forward them by electronic mail to us at yeyuanjun@lightinthebox.com and our legal counsel at yu.wang@hk.kwm.com or by phone.

Very truly yours,

/s/ Yuanjun Ye
Yuanjun Ye
Chief Financial Officer

cc:	Yu Wang, Esq.
King & Wood Mallesons

Exhibit A

Form 20-F/A

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2022

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from                       to

Commission file number 001-35942

LightInTheBox Holding Co., Ltd.

(Exact name of Registrant as specified in its charter)

Cayman Islands

(Jurisdiction of incorporation or organization)

51 Tai Seng Avenue #05-02B/C, Pixel Red
Singapore (533941)

(Address of principal executive offices)

Jian He, Chief Executive Officer

51 Tai Seng Avenue

#05-02B/C, Pixel Red

Singapore (533941)
+65 6305 9667

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Ordinary Shares, par value $0.000067 per share American Depositary Shares, each representing two Ordinary Shares	LITB	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 226,569,381 ordinary shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes  ☒ No

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

†The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17 ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Securities Exchange Act of 1934).

☐ Yes ☒No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

☐ Yes ☐ No

EXPLANATORY NOTE

This Amendment No.1 on Form 20-F (“Form 20-F/A”) is being filed to amend the annual report on Form 20-F for the fiscal year ended December 31, 2022, filed with the Securities and Exchange Commission on March 31, 2023 of LightInTheBox Holding Co., Ltd. (the “Company”, “we”, “us”, “our” or “our company”). This Form 20-F/A is being filed to (i) make a supplemental documentation submission in connection with the required disclosure under Item 16I(a) of Form 20-F, which has been furnished as Exhibit 16.2 to this Form 20-F/A, and (ii) replace “ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS” in its entirety with the following:

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

On June 1, 2022, we were conclusively identified by the SEC as a “Commission-Identified Issuer” under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. Our auditor who conducted auditing for the fiscal year ended December 31, 2020 and 2021, a registered public accounting firm that headquartered in mainland China, a jurisdiction where the PCAOB was unable to inspect or investigate completely in 2021, issued an audit report for our fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB vacated its 2021 Determinations and removed mainland China and Hong Kong from the list of jurisdictions where it was unable to inspect or investigate completely registered public accounting firms that has a branch or office located. As a result, we do not expect to be identified as a “Commission-Identified Issuer” under the HFCAA for the fiscal year ended December 31, 2022 after we file our annual report on Form 20-F for such fiscal year.

As of the date of this annual report:

(i)	none of the shares of our company or our consolidated foreign operating entities is owned by governmental entities in the Cayman Islands, the Netherlands, the United States, Singapore, Hong Kong, or mainland China;

(ii)	none of the governmental entities in Hong Kong or mainland China have a controlling financial interest in us or any of our consolidated foreign operating entities;

(iii)	based on the examination of the biographies of, and the inquiries made with, all the directors of our company and our consolidated foreign operating entities, none of the members of our board of directors or the board of directors of our consolidated foreign operating entities is an official of the Chinese Communist Party; and

(iv)	the currently effective memorandum and articles of association of our company or equivalent organizing documents of our consolidated foreign operating entities do not contain any charter of the Chinese Communist Party, including the text of any such articles or organizing documents.

Item 19. EXHIBITS

EXHIBIT INDEX

Exhibit	Exhibit title
12.1	Principal Executive Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Principal Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Principal Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Principal Financial Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

16.2	Supplemental Submission Pursuant to Item 16I(a) of Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

LightInTheBox Holding Co., Ltd.

	By:	/s/ Jian He
		Name:	Jian He
		Title:	Chief Executive Officer

Date: September 28, 2023

Exhibit 12.1

Certification by the Chief Executive Officer

Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, Jian He, certify that:

1.	I have reviewed this annual report on Form 20-F/A of LightInTheBox Holding Co., Ltd.;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this annual report;

4.	The company’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the company and have:

(a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

(b)	Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)	Evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this annual report based on such evaluation; and

(d)	Disclosed in this annual report any change in the company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting; and

5.	The company’s other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company’s auditors and the audit committee of the company’s board of directors (or persons performing the equivalent functions):

(a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company’s ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting.

	By:	/s/ Jian He
Name: Jian He
Title: Chief Executive Officer

Date: September 28, 2023

Exhibit 12.2

Certification by the Chief Financial Officer

Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, Yuanjun Ye, certify that:

1.	I have reviewed this annual report on Form 20-F/A of LightInTheBox Holding Co., Ltd.;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this annual report;

4.	The company’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the company and have:

(a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

(b)	Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)	Evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this annual report based on such evaluation; and

(d)	Disclosed in this annual report any change in the company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting; and

5.	The company’s other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company’s auditors and the audit committee of the company’s board of directors (or persons performing the equivalent functions):

(a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company’s ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting.

	By:	/s/ Yuanjun Ye
Name: Yuanjun Ye
Title: Chief Financial Officer

Date: September 28, 2023

Exhibit 13.1

Certification by the Chief Executive Officer

Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the Annual Report of LightInTheBox Holding Co., Ltd. (the “Company”) on Form 20-F/A for the year ended December 31, 2022 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Jian He, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

(a)	The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(b)	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

	By:	/s/ Jian He
Name: Jian He
Title: Chief Executive Officer

Date: September 28, 2023

Exhibit 13.2

Certification by the Principal Financial Officer

Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the Annual Report of LightInTheBox Holding Co., Ltd. (the “Company”) on Form 20-F/A for the year ended December 31, 2022 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Yuanjun ye, chief financial officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

(a)	The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(b)	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

	By:	/s/ Yuanjun Ye
Name: Yuanjun Ye
Title: Chief Financial Officer

Date: September 28, 2023

Exhibit 16.2

Supplemental Submission Pursuant to Item 16I(a) of Form 20-F

On June 1, 2022, the Company was conclusively identified by the U.S. Securities and Exchange Commission (the “SEC”) as a “Commission-Identified Issuer” pursuant to the HFCAA because it filed an annual report on Form 20-F for the year ended December 31, 2021 with the SEC on March 31, 2022 with an audit report issued by Ernst & Young Hua Ming LLP (“EY”), a registered public accounting firm retained by the Company, for the preparation of the audit report on the Company’s financial statements included therein. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms that has a branch or office located. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file the annual report on Form 20-F for the fiscal year ended December 31, 2022.

Based on the examination of the Company’s register of members and the beneficial ownership schedules filed by its shareholders and other publicly available information, to the Company’s knowledge, as of the date of this annual report, shareholders held 5% or more of the total outstanding ordinary shares of the Company were Mr. Jian He, Mr. Zhentao Wang, Zall Entities (as defined below) and IDG Entities (as defined below).

(i)	Mr. Jian He and his affiliate entities, Conner Growth Holding Limited, Ezbuy Talents Holding Limited and Itelite Holding Limited, together owned 15.2% of the Company’s total outstanding ordinary shares. Mr. Jian He is a natural person not affiliated with any governmental entities.

(ii)	Mr. Zhentao Wang through his affiliate entity, AOGANG International (Hong Kong) Corporation Limited, owned 10.83% of the Company’s total outstanding ordinary shares. Mr. Zhentao Wang is a natural person not affiliated with any governmental entities.

(iii)	Zall Entities, Zall Development Investment Company Limited and Zall Development (HK) Holding Company Limited, together owned 22.52% of the Company’s total outstanding ordinary shares, which is ultimately beneficially owned by Mr. Zhi Yan. Mr. Zhi Yan is a natural person not affiliated with any governmental entities.

(iv)	IDG Entities, IDG China Venture Capital Fund IV L.P. and IDG China IV Investors L.P., together owned 5.37% of the Company’s total outstanding ordinary shares, which are limited partnerships ultimately managed by IDG China Venture Capital Fund GP IV Associates Ltd., a company organized under the laws of the Cayman Islands. The directors of IDG China Venture Capital Fund GP IV Associates Ltd. are Mr. Chi Sing Ho and Mr. Quan Zhou. Each of Mr. Chi Sing Ho and Mr. Quan Zhou is a natural person not affiliated with any governmental entities.

Therefore, as of the date of this annual report, the Company was not owned or controlled by any governmental entity in the Cayman Islands, where it is incorporated, or in Hong Kong or mainland China, where EY has a branch or office located.